SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                  SCHEDULE 13G

            Information Statement Pursuant to Rules 13d-1 and 13d-2
                   Under the Securities Exchange Act of 1934
                               (Amendment No.  )*

                           Ivex Packaging Corporation
                                (Name of Issuer)

                     Common Stock, Par Value $.01 Per Share
                         (Title of Class of Securities)

                                   465855104
                                 (CUSIP Number)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

**The total number of shares reported herein is 7,903,595, which constitutes approximately 38.7% of the total number of shares outstanding. All ownership percentages set forth herein assume that there are 20,426,666 shares outstanding.

1.   Name of Reporting Person:

     Acadia Partners, L.P.

2.   Check the Appropriate Box if a Member of a Group:
                                                        (a) / /

                                                        (b) /X/

3.   SEC Use Only


4.   Citizenship or Place of Organization: Delaware


               5.   Sole Voting Power: 7,903,595 (1)(2)
Number of
Shares
Beneficially   6.   Shared Voting Power: -0-
Owned By
Each
Reporting      7.   Sole Dispositive Power: 7,903,595 (1)(2)
Person
With
               8.   Shared Dispositive Power: -0-

9.   Aggregate Amount Beneficially Owned by Each Reporting Person:

     7,903,595(1)(2)

10.  Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares:
                                                            / /


11.  Percent of Class Represented by Amount in Row (9): 38.7%


12.  Type of Reporting Person: PN

--------------

(1) Power is exercised by its sole general partner, Acadia FW Partners, L.P., whose managing general partner is Acadia MGP, Inc., whose president is J. Taylor Crandall.

(2) Solely in its capacity as sole general partner of Acadia Electra Partners, L.P., with respect to 210,911 shares.

1.   Name of Reporting Person:

     Acadia Electra Partners, L.P.

2.   Check the Appropriate Box if a Member of a Group:
                                                        (a) / /

                                                        (b) /X/

3.   SEC Use Only


4.   Citizenship or Place of Organization: Texas


               5.   Sole Voting Power: 210,911 (1)
Number of
Shares
Beneficially   6.   Shared Voting Power: -0-
Owned By
Each
Reporting      7.   Sole Dispositive Power: 210,911 (1)
Person
With
               8.   Shared Dispositive Power: -0-

9.   Aggregate Amount Beneficially Owned by Each Reporting Person:

     210,911

10.  Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares:
                                                            / /


11.  Percent of Class Represented by Amount in Row (9): 1.0%


12.  Type of Reporting Person: PN

--------------

(1) Power is exercised by its sole general partner, Acadia Partners, L.P., whose sole general partner is Acadia FW Partners, L.P., whose managing general partner is Acadia MGP, Inc., whose president is J. Taylor
          Crandall.

Item 1(a).     Name of Issuer.

     The name of the issuer is Ivex Packaging Corporation (the "Issuer").

Item 1(b).     Address of Issuer's Principal Executive Offices.

     The principal executive offices of the Issuer are located at 100 Tri-State Drive, Suite 200, Lincolnshire, Illinois 60069.

Item 2(a).     Names of Persons Filing.

     Pursuant to Rules 13d-1(f)(1)-(2) of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Act"), the undersigned hereby file this Schedule 13G Statement on behalf of Acadia Partners, L.P., a Delaware limited partnership ("Acadia"), and Acadia Electra Partners, L.P. ("Acadia Electra"), a Delaware limited partnership. Additionally, pursuant to Instruction C to Schedule 13D, information is included herein with respect to the following persons (collectively, the "Controlling Persons"): Acadia FW Partners, L.P., a Delaware limited partnership ("Acadia FW"), Acadia MGP, Inc., a Texas corporation ("Acadia MGP"), and J. Taylor Crandall ("Crandall"). Acadia and Acadia Electra are sometimes hereinafter referred to as the "Reporting Persons," and the Reporting Persons and the Controlling Persons are sometimes hereinafter collectively referred to as the "Item 2 Persons". The Item 2 Persons are making this single, joint filing because they may be deemed to constitute a "group" within the meaning of Section 13(d)(3) of the Act, although neither the fact of this filing nor anything contained herein shall be deemed to be an admission by the Reporting Persons that a group exists.

Item 2(b).     Address of Principal Business Office, or if None, Residence.

     The address of the principal business office or residence of each of the Reporting Persons is as follows:

                                   PRINCIPAL BUSINESS OR
          NAME                     RESIDENCE ADDRESS

          Acadia                   201 Main Street
                                   Suite 3100
                                   Fort Worth, Texas  76102

          Acadia Electra           201 Main Street
                                   Suite 3100
                                   Fort Worth, Texas 76102

          Acadia FW                201 Main Street
                                   Suite 3100
                                   Fort Worth, Texas  76102

          Acadia MGP               201 Main Street
                                   Suite 3100
                                   Fort Worth, Texas  76102

          Crandall                 201 Main Street
                                   Suite 3100
                                   Fort Worth, Texas  76102

Item 2(c).     Citizenship.

     All of the natural persons listed in Item 2(a) are citizens of the United States of America.

Item 2(d).     Title of Class of Securities.

     This Schedule 13G statement relates to the common stock, par value $.01 per share, of the Issuer (the "Stock").

Item 2(e).     CUSIP Number.

     The CUSIP number of the Stock is 465855104.

Item 3.   Filing Pursuant to Rules 13d-1(b) or 13d-2(b).

     This Schedule 13G Statement is not being filed pursuant to Rule 13d-1(b) or Rule 13d-2(b).

Item 4.   Ownership.

     (a) - (b)

     Reporting Persons

     Acadia

     The aggregate number of shares of the Stock that Acadia owns beneficially, pursuant to Rule 13d-3 of the Act, is 7,903,595, which constitutes approximately 38.7% of the outstanding shares of the Stock.

     Acadia Electra

     The aggregate number of shares of the Stock that Acadia Electra owns beneficially, pursuant to Rule 13d-3 of the Act, is 210,911, which constitutes approximately 1.0% of the outstanding shares of the Stock.

     Controlling Persons

     Acadia FW

     Because of its position as the sole general partner of Acadia, Acadia FW may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 7,903,595 shares of the Stock, which constitutes approximately 38.7% of the outstanding shares of the Stock.

     Acadia MGP

     Because of its position as the managing general partner of Acadia FW, Acadia MGP may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 7,903,595 shares of the Stock, which constitutes approximately 38.7% of the outstanding shares of the Stock.

     Crandall

     Because of his position as the president of Acadia MGP, Crandall may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 7,903,595 shares of the Stock, which constitutes approximately 38.7% of the outstanding shares of the Stock.

     (c)

     Reporting Persons

     Acadia

     Acting through its sole general partner, Acadia has the sole power to vote or to direct the vote and to dispose or to direct the disposition of an aggregate of 7,903,595 shares of the Stock.

     Acadia Electra

     Acting through its sole general partner, Acadia Electra has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 210,911 shares of the Stock.

     Controlling Persons

     Acadia FW

     In its capacity as the sole general partner of Acadia, and acting through its managing general partner, Acadia FW has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 7,903,595 shares of the Stock.

     Acadia MGP

     In its capacity as the managing general partner of Acadia FW, and acting through its president, Acadia MGP has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 7,903,595 shares of the Stock.

     Crandall

     In his capacity as the president of Acadia MGP, Crandall has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 7,903,595 shares of the Stock.

Item 5.   Ownership of Five Percent or Less of a Class.

     This filing on Schedule 13G is not for the purpose of reporting the fact that the Reporting Persons have ceased to be the beneficial owners of more than five percent (5%) of the outstanding shares of the Stock.

Item 6.   Ownership of More than Five Percent on Behalf of Another Person.

     No person other than the Item 2 Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of the Stock owned by them.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

     This Schedule 13G Statement is not being filed by a parent holding company.

Item 8.   Identification and Classification of Members of the Group.

     This Schedule 13G Statement is being filed on behalf of each of the Reporting Persons pursuant to Rules 13d-1(c) and 13d-1(f)(1)(iii). The identity of each of the Reporting Persons is set forth in Item 2(a) hereof. The agreement required by Rule 13d-1(f)(1)(iii) is attached hereto as Exhibit 99.1.

Item 9.   Notice of Dissolution of Group.

     It is inapplicable for the purposes herein to provide notice of dissolution of a group.

Item 10.  Certification.

     This filing on Schedule 13G is not being made pursuant to Rule 13d-1(b).

     After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

     DATED:     February   , 1998



                              ACADIA PARTNERS, L.P.

                              By:  ACADIA FW PARTNERS, L.P.,
                                   General Partner

                                   By:  ACADIA MGP, INC.,
                                        Managing General Partner


                                        By: /s/ J. Taylor Crandall
                                             J. Taylor Crandall,
                                             President


                              ACADIA ELECTRA PARTNERS, L.P.

                              By:  ACADIA PARTNERS, L.P.
                                   General Partner

                                   By:  ACADIA FW PARTNERS, L.P.,
                                        General Partner

                                        By:  ACADIA MGP, INC.,
                                             Managing General Partner


                                             By: /s/ J. Taylor Crandall
                                                  J. Taylor Crandall,
                                                  President